================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 32)


                              LIMITED BRANDS, INC.

                                (Name of Issuer)
COMMON STOCK, $0.50 PAR VALUE                                   532716-10-7
(Title of class of securities)                                 (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
--------------------------------------------------------------------------------
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 28, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







================================================================================

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 2
--------------------------------------------------------------------------------

---------- ---------------------------------------- -------------------------------------------------------------
  1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------- ------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [_]
                                                                                                         (B) [X]
---------- ------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

---------- ----------------------- ------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:        N/A

---------- ------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------- ----------------------------------------------------- ------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

------------------- ----- -------------------------------------- ------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER:                     40,437,504
    SHARES
                    ----- -------------------------------------- ------------------------------------------------
 BENEFICIALLY        8    SHARED VOTING POWER:                   18,040,742
   OWNED BY
                    ----- -------------------------------------- ------------------------------------------------
     EACH            9    SOLE DISPOSITIVE POWER:                41,747,197
  REPORTING
                    ----- -------------------------------------- ------------------------------------------------
 PERSON WITH         10   SHARED DISPOSITIVE POWER:              18,040,742

---------- ------------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  59,787,939

---------- ------------------------------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

---------- ------------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%

---------- ---------------------------------------- -------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                IN

---------- ---------------------------------------- -------------------------------------------------------------

     SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------              ------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 3
--------------------------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Abigail S. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [_]
                                                                                                              (B) [X]
-------------- -------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
-------------- ----------------------------------------------------- -------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                        -0-
        SHARES
                        ----- -------------------------------------- -------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   10,168,573
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                   -0-
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              10,168,573

-------------- -------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,168,573

-------------- ----------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [X]

-------------- -------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.6%

-------------- ---------------------------------------- --------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- --------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 4
--------------------------------------------------------------------------------

----------- ---------------------------------------- --------------------------------------------------------
   1        NAME OF REPORTING PERSON:                Wexner Personal Holdings Corporation
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------- -------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                     (B) [X]
----------- -------------------------------------------------------------------------------------------------
   3        SEC USE ONLY

----------- ----------------------- -------------------------------------------------------------------------
   4        SOURCE OF FUNDS:        N/A

----------- -------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                     [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
----------- ----------------------------------------------------- -------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ------ ---------------------------------- -------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER:                    4,892,608
      SHARES
                        ------ ---------------------------------- -------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
     OWNED BY
                        ------ ---------------------------------- -------------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:               4,892,608
     REPORTING
                        ------ ---------------------------------- -------------------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

----------- -------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

----------- -------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

----------- -------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2%

----------- ---------------------------------------- --------------------------------------------------------
  14        TYPE OF REPORTING PERSON:                CO
----------- ---------------------------------------- --------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------------              -------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 5
--------------------------------------------------------------------------------

----------- ---------------------------------------- ------------------------------------------------
   1        NAME OF REPORTING PERSON:                Foxcote One
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------- --------------------------------------------------------------------------- -------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (A) [_]
                                                                                             (B) [X]
----------- -----------------------------------------------------------------------------------------
   3        SEC USE ONLY

----------- ----------------------- -----------------------------------------------------------------
   4        SOURCE OF FUNDS:        N/A

----------- --------------------------------------------------------------------------- -------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                             [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
----------- ----------------------------------------------------- -----------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ------ ---------------------------------- -----------------------------------
     NUMBER OF            7    SOLE VOTING POWER:                    8,657,998
      SHARES
                        ------ ---------------------------------- -----------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
     OWNED BY
                        ------ ---------------------------------- -----------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:               8,657,998
     REPORTING
                        ------ ---------------------------------- -----------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

----------- -----------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,657,998

----------- --------------------------------------------------------------------------- -------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:               [_]

----------- -----------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2%

----------- ---------------------------------------- ------------------------------------------------
  14        TYPE OF REPORTING PERSON:                OO
----------- ---------------------------------------- ------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------------              -----------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 6
--------------------------------------------------------------------------------

----------- ---------------------------------------- -------------------------------------------------
   1        NAME OF REPORTING PERSON:                Foxcote Two
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------- ------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                              (B) [X]
----------- ------------------------------------------------------------------------------------------
   3        SEC USE ONLY

----------- ----------------------- ------------------------------------------------------------------
   4        SOURCE OF FUNDS:        N/A

----------- ------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
----------- ----------------------------------------------------- ------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ------ ---------------------------------- ------------------------------------
     NUMBER OF            7    SOLE VOTING POWER:                    2,885,305
      SHARES
                        ------ ---------------------------------- ------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
     OWNED BY
                        ------ ---------------------------------- ------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:               2,885,305
     REPORTING
                        ------ ---------------------------------- ------------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

----------- ------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,885,305

----------- ------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

----------- ------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.7%

----------- ---------------------------------------- -------------------------------------------------
  14        TYPE OF REPORTING PERSON:                OO
----------- ---------------------------------------- -------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------------              ------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 7
--------------------------------------------------------------------------------

----------- ---------------------------------------- ---------------------------------------------
   1        NAME OF REPORTING PERSON:                Trust 600
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------- --------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                             (A) [_]
                                                                                          (B) [X]
----------- --------------------------------------------------------------------------------------
   3        SEC USE ONLY

----------- ----------------------- --------------------------------------------------------------
   4        SOURCE OF FUNDS:        N/A

----------- --------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                          [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
----------- ----------------------------------------------------- --------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ------ ---------------------------------- --------------------------------
     NUMBER OF            7    SOLE VOTING POWER:                    3,300,568
      SHARES
                        ------ ---------------------------------- --------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
     OWNED BY
                        ------ ---------------------------------- --------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:               3,300,568
     REPORTING
                        ------ ---------------------------------- --------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

----------- --------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,300,568

----------- --------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:            [_]

----------- --------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8%

----------- ---------------------------------------- ---------------------------------------------
  14        TYPE OF REPORTING PERSON:                OO
----------- ---------------------------------------- ---------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------------              --------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 8
--------------------------------------------------------------------------------


----------- ---------------------------------------- -------------------------------------------------
   1        NAME OF REPORTING PERSON:                R.H.R.E.I. Trust
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------- ------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                              (B) [X]
----------- ------------------------------------------------------------------------------------------
   3        SEC USE ONLY

----------- ----------------------- ------------------------------------------------------------------
   4        SOURCE OF FUNDS:        N/A

----------- ------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
----------- ----------------------------------------------------- ------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ------ ---------------------------------- ------------------------------------
     NUMBER OF            7    SOLE VOTING POWER:                    4,571,601
      SHARES
                        ------ ---------------------------------- ------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
     OWNED BY
                        ------ ---------------------------------- ------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:               4,571,601
     REPORTING
                        ------ ---------------------------------- ------------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

----------- ------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   4,571,601

----------- ------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

----------- ------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.2%

----------- ---------------------------------------- -------------------------------------------------
  14        TYPE OF REPORTING PERSON:                OO
----------- ---------------------------------------- -------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 532716-10-7                 13D                                 Page 9
--------------------------------------------------------------------------------

----------- ---------------------------------------- -------------------------------------------------------------
   1        NAME OF REPORTING PERSON:                         The Family Trust
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------- ------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [_]
                                                                                                          (B) [X]
----------- ------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY

----------- ----------------------- ------------------------------------------------------------------------------
   4        SOURCE OF FUNDS:        N/A

----------- ------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------- ----------------------------------------------------- ------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------- ----- -------------------------------------- ------------------------------------------------
   NUMBER OF          7    SOLE VOTING POWER:                        15,000,000
     SHARES
                     ----- -------------------------------------- ------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER:                      -0-
    OWNED BY
                     ----- -------------------------------------- ------------------------------------------------
      EACH            9    SOLE DISPOSITIVE POWER:                   15,000,000
   REPORTING
                     ----- -------------------------------------- ------------------------------------------------
  PERSON WITH         10   SHARED DISPOSITIVE POWER:                 -0-

----------- ------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  15,000,000

----------- ------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------- ------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.8%

----------- ---------------------------------------- -------------------------------------------------------------
  14        TYPE OF REPORTING PERSON:                OO

----------- ---------------------------------------- -------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 32 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 31 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, Foxcote One, Foxcote Two, Trust 600, the R.H.R.E.I. Trust, and The Family Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.  Identity and Background.

         Item 2 is amended as follows:

         The Family Trust is a trust organized under the laws of Ohio. The principal business of the trust is investments, and the principal office of the trust is 8000 Walton Parkway, New Albany, Ohio 43054. Leslie H. Wexner is the sole trustee of The Family Trust.

         During the last five years neither The Family Trust nor Leslie H. Wexner, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Other information required by Item 2 of Schedule 13D with respect to Leslie H. Wexner has been reported previously.

         An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 5.  Interest in Securities of the Issuer.

         (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 32 are incorporated herein by reference. As of July 2, 2006, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 396,270,652, being based on the number of shares outstanding as of May 25, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 29, 2006), as determined in accordance with Rule 13d-3.

                                                                      Percent
        Person                      Number of Shares                  of Class
 -------------------              -----------------------             --------
Leslie H. Wexner                     59,787,939 (1)(3)(4)(5)(6)(7)(8)   14.9%
Abigail S. Wexner                    10,168,573 (2)(5)                   2.6%
Wexner Personal Holdings              4,892,608 (3)                      1.2%
  Corporation
Foxcote One                           8,657,998 (4)                      2.2%
Foxcote Two                           2,885,305 (5)                      0.7%

                                                                      Percent
        Person                      Number of Shares                  of Class
 -------------------              -----------------------             --------
Trust 600                             3,300,568 (6)                      0.8%
R.H.R.E.I. Trust                      4,571,601 (7)                      1.2%
The Family Trust                     15,000,000 (8)                      3.8%
----------------------------

(1) Includes: 1,309,693 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner's account (as of May 31, 2006) over which Mr. Wexner exercises dispositive but not voting control; and 5,053,245 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 7,283,268 shares (including 8,702 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition.

(2) Includes 8,702 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 49,619,366 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(4) Power to vote or direct the disposition of the 8,657,998 shares held by Leslie H. Wexner as the sole trustee of Foxcote One.

(5) Power to vote or direct the disposition of the 2,885,305 shares held by Foxcote Two may be deemed to be shared by its two trustees, Abigail S. Wexner and Leslie H. Wexner.

(6) Power to vote or direct the disposition of the 3,300,568 shares held by Trust 600 may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein, who is the sole stockholder, director and president of the trustee.

(7) Power to vote or direct the disposition of the 4,571,601 shares held by the R.H.R.E.I. Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein, who is the sole stockholder, director and president of the trustee.

(8) Power to vote or direct the disposition of the 15,000,000 shares held by Leslie H. Wexner as the sole trustee of The Family Trust.

                  (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 32 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) In addition to the transactions described in Item 6 of this Amendment No. 32 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transaction in the Common Stock:


                      Date of       Amount of        Price per                Where and
    Person          Transaction     Securities         Share                How Effected
    ------          -----------     ----------         -----                ------------
Abigail S. Wexner      5/8/06         754 shares      $23.21       Abigail S. Wexner, for service
                                                                   as a director of the Company,
                                                                   received from the Company,
                                                                   fees in shares of Common Stock.

Leslie H. Wexner       5/8/06     408,262 shares       $8.9894     Leslie H. Wexner acquired the
                                                                   shares of Common Stock upon
                                                                   his exercise of an employee
                                                                   stock option.

Leslie H. Wexner       5/8/06     243,474 shares       $8.8665     Leslie H. Wexner acquired the
                                                                   shares of Common Stock upon
                                                                   his exercise of an employee
                                                                   stock option.

                  (d), (e):  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows:

         On October 6, 2005, Foxcote One transferred 6,342,002 shares of Common Stock to Leslie H. Wexner without consideration in exchange.

         On October 6, 2005, Foxcote Two transferred 2,114,695 shares of Common Stock to Abigail S. Wexner without consideration in exchange.

         On February 16, 2006, the Abigail S. Koppell Grantor Trust transferred 400,000 shares of Common Stock to Abigail S. Wexner without consideration in exchange.

         On March 31, 2006, Mr. Wexner transferred 15,000,000 shares of Common Stock to The Family Trust without consideration in exchange.

         Item 2 of this Amendment No. 32 to Schedule 13D is incorporated herein by reference.

         On June 28, 2006, Leslie H. Wexner entered into a Third Loan and Pledge Modification Agreement with JPMorgan ChaseBank, NA (the "Lender"). Pursuant to a Pledge Agreement, dated as of April 16, 1992, as so amended, Leslie H. Wexner has pledged 5,000,000 shares of Common Stock as collateral security for a loan facility from the Lender. In addition, Leslie H. Wexner and Abigail S. Wexner maintain margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of Common Stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Foxcote One, Foxcote Two, Trust 600, the R.H.R.E.I. Trust, and The Family Trust, dated July 3, 2006.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2006

                                         Leslie H. Wexner
                                    ------------------------------------
                                         Leslie H. Wexner


                                         Abigail S. Wexner
                                    ------------------------------------
                                         Abigail S. Wexner


                                    WEXNER PERSONAL HOLDINGS CORPORATION


                                    By:     Leslie H. Wexner
                                       ---------------------------------
                                       Name:  Leslie H. Wexner
                                       Title: President


                                    FOXCOTE ONE


                                    By:      Leslie H. Wexner
                                       ---------------------------------
                                            Leslie H. Wexner, Trustee


                                    FOXCOTE TWO


                                    By:      Abigail S. Wexner
                                       ---------------------------------
                                            Abigail S. Wexner, Trustee


                                    Trust 600
                                    By: Financial Trust Company, Inc, as trustee


                                    By:      Jeffrey E. Epstein
                                       ---------------------------------
                                            Jeffrey E. Epstein, President


                                    R.H.R.E.I. Trust
                                    By: Financial Trust Company, Inc, as trustee


                                    By:      Jeffrey E. Epstein
                                       ---------------------------------
                                            Jeffrey E. Epstein, President


                                    THE FAMILY TRUST


                                    By:      Leslie H. Wexner
                                       ---------------------------------
                                            Leslie H. Wexner, Trustee

                                  EXHIBIT INDEX
                                  -------------

         Exhibit No.
         -----------

            Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Foxcote One, Foxcote Two, Trust 600, the R.H.R.E.I. Trust, and The Family Trust, dated July 3, 2006.